UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)


                              Mines Management, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   603432105
                                 (CUSIP Number)

                                April 17, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






                               (Page 1 of 8 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)


CUSIP No. 603432105                13G                    Page 2 of 8 Pages

----------------------------------------------------------------------------
(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                             0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     1,318,050
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                             0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     1,318,050
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     1,318,050
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     5.68%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     IA
-----------------------------------------------------------------------------



CUSIP No. 603432105                13G                    Page 3 of 8 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                     0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     1,189,750
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                     0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     1,189,750
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     1,189,750
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     5.13%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 603432105                 13G                    Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

       The name of the issuer is Mines Management, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at: 905 W. Riverside Avenue, Suite 311, Spokane, WA 99201.

Item 2(a).     Name of Person Filing:

This statement is filed by Praetorian Capital Management LLC and Praetorian Offshore Ltd. Praetorian Capital Management LLC, a Delaware limited liability company (the "Management Company"), serves as investment manager to Praetorian Offshore Ltd. ("PO Ltd.") and Praetorian Institutional Offshore Ltd. (PIO Ltd.) (collectively the "Funds") with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds. The Management Company makes the investment and voting decisions on behalf of the Funds but owns no direct investments in the securities of the Issuer. The Funds directly own the shares of Common Stock of the Issuer but do not make any decisions as to voting or buying or selling shares of the Issuer.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company is:
119 Washington Avenue, Suite 600, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands

Item 2(d).     Title of Class of Securities:
Common Stock, $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  603432105

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.
CUSIP No. 603432105                 13G                    Page 5 of 8 Pages

Item 4.   Ownership.

       (a)	Amount beneficially owned:
As of the date hereof, the Reporting Person is the beneficial owner of 1,318,050 shares of Common Stock (with a symbol of MGN). Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 1,189,750 shares of Common Stock, and Praetorian Institutional Offshore Ltd., which beneficially owns 128,300 shares of Common Stock. As such, Praetorian Capital Management LLC is deemed to beneficially own 1,318,050 shares of Common Stock. As required under the SEC's regulations, the number of shares owned includes 444,100 shares of Common Stock which may be acquired via warrant agreements. These warrant shares are made up of both warrants that were issued as part of a previously-disclosed private placement agreement and warrants that are traded on the Toronto Stock Exchange under the symbol WGT-WU, with a CUSIP of 603432113. The percentages set forth in this Schedule 13G are calculated based on the 22,746,220 shares of Common Stock outstanding as of March 11, 2008, as set forth in the Company's Form 10-K for the year ended December 31, 2007. If the warrants owned by the Reporting Person were exercised, the total number of shares outstanding would be 23,190,320, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreements have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 873,950, which represents 3.84% of the 22,746,220 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrants).



CUSIP No. 603432105                 13G                    Page 6 of 8 Pages

Since our last Form 13G filing, which disclosed transactions through December 31, 2007, we made the following additional transactions in the securities of the Issuer through April 17, 2008:

Fund           Trade Date  Buy/Sell   Security  # of Shares

PO Ltd.      1/2/2008       Buy        MGN         3,700
PO Ltd.      1/8/2008       Sell       MGN         2,250
PO Ltd.      1/22/2008      Buy        MGN         10,700
PO Ltd.      1/23/2008      Buy        MGN         2,600
PO Ltd.      2/7/2008       Buy        MGN         24,500
PO Ltd.      2/8/2008       Buy        MGN         17,400
PO Ltd.      2/11/2008      Sell       MGN         300
PO Ltd.      2/13/2008      Sell       MGN         10,000
PO Ltd.      2/15/2008      Sell       MGN         7,000
PO Ltd.      2/19/2008      Sell       MGN         16,050
PO Ltd.      2/20/2008      Sell       MGN         18,000
PO Ltd.      2/20/2008      Sell       MGN         2,000
PO Ltd.      2/21/2008      Sell       MGN         8,000
PO Ltd.      2/25/2008      Sell       MGN         8,700
PO Ltd.      2/27/2008      Sell       MGN         7,300
PO Ltd.      2/28/2008      Sell       MGN         8,000
PO Ltd.      3/3/2008       Sell       MGN         50,000
PO Ltd.      3/4/2008       Sell       MGN         2,400
PO Ltd.      3/6/2008       Sell       MGN         4,500
PO Ltd.      3/19/2008      Buy        MGN         9,000
PO Ltd.      3/20/2008      Buy        MGN         9,000
PO Ltd.      3/26/2008      Buy        MGN         700
PO Ltd.      3/28/2008      Sell       MGN         5,300
PO Ltd.      3/31/2008      Sell       MGN         24,000
PO Ltd.      3/31/2008      Buy        MGN         500
PO Ltd.      4/3/2008       Sell       MGN         1,800
PO Ltd.      4/4/2008       Sell       MGN         15,000
PO Ltd.      4/7/2008       Sell       MGN         1,300
PO Ltd.      4/7/2008       Sell       MGN         900
PO Ltd.      4/15/2008      Sell       MGN         4,100
PO Ltd.      4/16/2008      Sell       MGN         200
PO Ltd.      4/17/2008      Sell       MGN         35,000
PO Ltd.      4/17/2008      Sell       MGN         7,000
PO Ltd.      4/17/2008      Sell       MGN         250
PO Ltd.      1/21/2008      Buy        MGT-WU      9,000
PO Ltd.      1/22/2008      Buy        MGT-WU      7,000
PO Ltd.      2/6/2008       Buy        MGT-WU      9,000
PIO Ltd.     1/2/2008       Buy        MGN         300
PIO Ltd.     1/8/2008       Sell       MGN         250
PIO Ltd.     1/11/2008      Buy        MGN         8,800
PIO Ltd.     1/22/2008      Buy        MGN         3,000
PIO Ltd.     1/23/2008      Buy        MGN         600







CUSIP No. 603432105                 13G                    Page 7 of 8 Pages


Fund           Trade Date  Buy/Sell   Security  # of Shares

PIO Ltd.     2/7/2008       Buy        MGN         2,700
PIO Ltd.     2/8/2008       Buy        MGN         2,000
PIO Ltd.     2/13/2008      Sell       MGN         1,900
PIO Ltd.     2/15/2008      Sell       MGN         1,000
PIO Ltd.     2/19/2008      Sell       MGN         1,500
PIO Ltd.     2/20/2008      Sell       MGN         500
PIO Ltd.     2/20/2008      Sell       MGN         2,300
PIO Ltd.     2/21/2008      Sell       MGN         1,000
PIO Ltd.     2/25/2008      Sell       MGN         2,000
PIO Ltd.     2/27/2008      Sell       MGN         800
PIO Ltd.     2/28/2008      Sell       MGN         1,000
PIO Ltd.     3/3/2008       Sell       MGN         5,500
PIO Ltd.     3/4/2008       Sell       MGN         200
PIO Ltd.     3/6/2008       Sell       MGN         500
PIO Ltd.     3/10/2008      Buy        MGN         10,700
PIO Ltd.     3/19/2008      Buy        MGN         1,000
PIO Ltd.     3/20/2008      Buy        MGN         1,000
PIO Ltd.     3/26/2008      Buy        MGN         100
PIO Ltd.     3/28/2008      Sell       MGN         600
PIO Ltd.     3/31/2008      Sell       MGN         2,200
PIO Ltd.     3/31/2008      Buy        MGN         100
PIO Ltd.     4/3/2008       Sell       MGN         200
PIO Ltd.     4/4/2008       Sell       MGN         1,700
PIO Ltd.     4/7/2008       Sell       MGN         100
PIO Ltd.     4/7/2008       Sell       MGN         100
PIO Ltd.     4/15/2008      Sell       MGN         500
PIO Ltd.     4/17/2008      Sell       MGN         3,000
PIO Ltd.     4/17/2008      Sell       MGN         650
PIO Ltd.     1/21/2008      Buy        MGT-WU      1,000
PIO Ltd.     1/21/2008      Buy        MGT-WU      3,000
PIO Ltd.     2/6/2008       Buy        MGT-WU      1,000


       (b)	Percent of class:
            5.68% beneficially owned by the Management Company.

       (c)	Number of shares as to which the person has:.
         (i)   Sole power to vote or direct the vote: -0-
	(ii)  Shared power to vote or direct the vote:  1,318,050
	(iii) Sole power to dispose or direct the disposition: -0-
	(iv)	 Shared power to dispose or direct the disposition:  1,318,050

Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors exceeds 5% of the outstanding Common Stock of the Issuer.


CUSIP No. 603432105                 13G                    Page 8 of 8 Pages

Item 10.  Certification.

       The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 24, 2008



/s/ Harris B. Kupperman
Signature

Harris B. Kupperman, President, Praetorian Capital Management LLC


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)